4 1 NYSE 0001111752 qrn#7ejw Other Spherion Corporation 914536 36-3536544 10/31/01 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP [ ] Check this box if no longer subject to
Section 16. Form 4 or Form 5 obligations may continue. 1. Name and Address of Reporting Person(s) Palermo, Liza (formerly
Interim Services Inc.) 2050 Spectrum Boulevard Fort Lauderdale,
FL 33309 2. Issuer Name and Ticker or Trading Symbol Spherion Corporation (SFN) 3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4. Statement for Month/Year
10/01 5. If Amendment, Date of Original (Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ] Director [ ] 10% Owner [ ] Officer (give title below) [X] Other (specify below) VP Corp Communications 7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1,3 and 7 through 11) ---------------
-----------------------------------------------------------------
---------------------------------------------------- 1)Title of
Derivative 3)Trans- 7)Title and Amount 8)Price 9)Number of 10)
11)Nature of Security action of Underlying of Deri- Derivative Indirect Date Securities vative Securities D Beneficial Amount or Security Beneficially or Ownership Number of Owned at I - Title Shares End of Month ---------------------------------------------
-----------------------------------------------------------------
---------------------- Deferred Stock Units 10/08/01 Common Stock
1,250.0000 2,500.0000 D Direct Deferred Stock Units 04/10/01
Common Stock 5,000.0000 5,000.0000 D Direct (3) Deferred Stock Units 05/31/01 Common Stock 3,750.0000 3,750.0000 D Direct (4)
Incentive Stock Option (Right 05/31/01 Common Stock 3,752.0000 3,752.0000 D Direct to buy) (5) Non-Qualified Stock Option 05/31/01 Common Stock 7,498.0000 7,498.0000 D Direct (Right to
buy) (5) Explanation of Responses: (1) Common stock acquired on 10/6/01 vesting of Deferred Stock Units (DSUs). (2) Reporting Person elected to have shares withheld to cover taxes due at time of vesting on Deferred Stock Units vested. (3) Deferred Stock Units (DSUs) awarded 4/10/2001 vests 3 year from the date of grant, subject to earlier vesting if the closing price of the Company's stock meets or exceeds specific target prices. (4) Deferred Stock Units (DSUs) awarded 5/31/01 vest commencing 5/31/02 on a cumulative basis as follows: 1/3 on 5/31/02; 1/3 on 5/31/03; 1/3 on 5/31/04. (5) Stock options granted 5/31/01 are exercisable commencing 5/31/02 on a cumulative basis as follows:
1/3 on 5/31/02; 1/3 on 5/31/03; 1/3 on 5/31/04.
Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned ----------------------------------------------
-----------------------------------------------------------------
--------------------- 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A) 5)Amount of 6) 7)Nature of action action or Disposed of (D) Securities Indirect Date Code A Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year) Code V Amount D Price End of Month I -----------------------------------
-----------------------------------------------------------------
-------------------------------- Common Stock 10/08/01 M
1,250.0000 (1)A $0.0000 D Direct Common Stock 10/08/01 F 362.0000
(2) D $6.3000 888.0000 D Direct Common Stock 204.1130 I By 401(k)
plan Common Stock 1,300.5770 I By DCP
Table II (PART 1) Derivative Securities Acquired, Disposed of, or Beneficially Owned (Columns 1 through 6) ------------------------
-----------------------------------------------------------------
------------------------------------------- 1)Title of Derivative
2)Conversion 3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and Security or Exercise action action Securities Acquired (A) Expiration Date Price of Date Code or Disposed of
(D) Derivative Security Code V A D Exercisable Expiration -------
-----------------------------------------------------------------
------------------------------------------------------------
Deferred Stock Units $0.0000 10/08/01 M 1,250.0000 (1) 10/06/01
10/06/10 Deferred Stock Units $0.0000 04/10/01 (3) A 5,000.0000
04/10/04 04/10/11 Deferred Stock Units $0.0000 05/31/01 (4) A V
3,750.0000 05/31/02 05/31/11 Incentive Stock Option (Right
$7.2500 05/31/01 (5) A 3,752.0000 05/31/02 05/31/11 to buy) Non-
Qualified Stock Option $7.2500 05/31/01 (5) A 7,498.0000 05/31/02
05/31/11 (Right to buy)

SIGNATURE OF REPORTING PERSON /S/ Palermo, Liza DATE